

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 18, 2013

Via E-mail
Mr. Richard J. Sullivan
President, Chief Executive Officer, and Assistant Secretary
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West
West Palm Beach, FL 33401

> **Re: Global Digital Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 10, 2013**
> **File No. 0-26361**

Dear Mr. Sullivan:

We have reviewed the amended filing and have the comments below.

We will need additional capital to fund ongoing operations…, page 7

1. We note your revised disclosure in response to comment seven in our letter dated September 5, 2013, stating that you forecast that you need to raise $4-$7 million to fully fund the acquisition of Airtronic and its operations and implement your business over the next 24 months. Please consider presenting at the end of page 19 a comprehensive tabular disclosure of your needed capital by identifying the significant steps that you will need to complete in connection with the acquisition of Airtronic and the development of the MK 777 (as you discuss on page 15 of the filing) during the next 24 months, as well as the projected timeline for achieving each step.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2. You disclose that you incurred a net loss of $491,091 for the year ended December 31, 2012. According to your statement of operations, you actually incurred a net loss of $519,906 for the year ended December 31, 2012. Please revise here and in the risk factor disclosure on page 5.

3. Please clarify whether your forecasted $4-$7 million in required funding is also intended to be used for the development of MK 777. Based on your current disclosure, it appears that the launch of this new product will enhance your chances of raising the necessary funds; however, a discussion of how you will fund the development of the lightweight 40mm Grenade Launcher appears to be missing. Please advise or revise.

Three-month periods ended June 30 2013 and 2012, page 16

4. You state that you expect to fund the $1,050,000 to Airtronic in the form of a note "over the course of six months." Please revise your disclosure to elaborate on the intended meaning of this language. It is unclear whether you plan to raise that amount during the next six months, or whether the note will be payable in six months. Please disclose whether or not you have currently any committed sources of funding.

Directors and Executive Officers, page 22

5. In accordance with paragraphs (a) and (b) of Item 401 of Regulation S-K, please identify the age of your directors and executive officers.

Financial Statements for the Year Ended December 31, 2012

Note 11 – Acquisitions, page F-14

6. We have reviewed your response to comment 18 in our letter dated September 5, 2013. We note that you acquired 51% of Bronco in consideration for the issuance of 4,289,029 shares of your restricted stock valued at $150,116. In light of this purchase price, it remains unclear how you determined that you acquired goodwill valued at $351,653. Please advise, and revise your disclosure accordingly.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
         Owen Naccarato, Esq.
         Naccarato & Associates